File Number:  074-00027


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  FORM U-9C-3/A
                               AMENDMENT NO. 1 TO
                      QUARTERLY REPORT PURSUANT TO RULE 58
                  For the Quarterly Period Ending June 30, 1998
                                       By
                            NATIONAL FUEL GAS COMPANY
                  10 Lafayette Square, Buffalo, New York 14203

         This Amendment No. 1 to National Fuel Gas Company's Form U-9C-3 Quarterly Report for the period ended June 30, 1998 is being filed as a result of the following: In May of 1998, Seneca Resources Corporation, a direct wholly-owned subsidiary of National Fuel Gas Company, acquired HarCor Energy, Inc. ("HarCor") under the authority of Rule 58 (17 CFR Sec. 250.58). National Fuel Gas Company inadvertently failed to include information regarding HarCor in its Form U-9C-3 Quarterly Report for the periods ended June 30, 1998 and September 30, 1998. Accordingly, this report amends National Fuel Gas Company's original Form U-9C-3 Quarterly Report for the period ended June 30, 1998 as set forth below.

1.  "Item 1 - Organization Chart" is amended to include:

                               Energy or     Date of        State of
    Name of Reporting Co.     Gas Related   Organization   Organization
    ---------------------     -----------   ------------   ------------
    a.  Seneca Resources      Holding       1913           Pennsylvania
        Corporation

    b.  HarCor Energy, Inc.   Gas           1976           Delaware


    Percentage of Voting
      Securities Held      Nature of Business
    --------------------   ------------------
    a.       100%          An oil and gas exploration and production company
                           listed here solely because it holds a 100% interest in HarCor Energy, Inc. which was acquired pursuant to Rule 58.

    b.       100%          An oil and gas company which produces natural gas
                           and higher gravity oil.

2. The Narrative Description to "Item 1 - Organization Chart" is amended to include:

    In May of 1998, Seneca Resources Corporation ("Seneca"), a wholly-owned subsidiary of National Fuel Gas Company, acquired a 100% interest in HarCor Energy, Inc. ("HarCor"), an oil and gas exploration and production company which qualifies as a "gas-related company" for purposes of Rule 58. Seneca is not a "reporting company" but is included in this Item 1 because it directly holds voting securities issued by HarCor, a reporting company.

3.  Part 2 of "Item 3 - Associate Transactions" is amended to include:

         Associate Co.     Reporting Co.     Types of
         Rendering         Receiving         Services
         Services          Services          Rendered
         -------------     -------------     --------
         Seneca            HarCor            Managerial, financial,
         Resources         Energy, Inc.      legal and other
         Corporation                         similar services


         Direct          Indirect                           Total
         Costs           Costs             Cost of          Amount
         Charged         Charged           Capital          Billed
         -------         --------          -------          ------
           -0-             -0-               -0-              -0-

4. That portion of "Item 4 - Summary of Aggregate Investment" concerning "Investments in Gas-Related Companies" is restated as follows:

    Investments in Gas-Related Companies:

         Total Current Aggregate Investment:
              Pipeline activities                         $ 5,601,000
              Marketing activities                          1,101,000
              Exploration and Production activities        32,277,034
                                                          -----------
                   Total Current Aggregate Investment          $38,979,034***

                   *** Reflects principal loan balances at 6/30/98 plus money paid for common stock in previous quarters.

5.  "Item 6 - Financial Statements and Exhibits" is amended to include:

    A.  Financial Statements:

        Balance Sheet for HarCor Energy, Inc. ("HarCor") -- Confidential
             treatment requested pursuant to Rule 104(b)
        Income Statement for HarCor -- Confidential treatment requested pursuant to Rule 104(b)

    B.  Exhibits:

        Exhibit A - Certificate of National Fuel Gas Company

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this amended report to be signed and authorized on its behalf by the undersigned.

Dated:  April 16, 1999
                                          NATIONAL FUEL GAS COMPANY


                                          By  /s/ James R. Peterson
                                            -----------------------------------
                                                     James R. Peterson
                                                    Assistant Secretary